Form 51-102F3
MATERIAL CHANGE REPORT
Item 1     Name and Address of Company
State the full name of your company and the address of its principal office in Canada.
MIRAMAR MINING CORPORATION
Suite 300 – 889 Harbourside Drive, North Vancouver, BC V7P 3S1
Item 2     Date of Material Change
State the date of the material change.
June 26, 2006
Item 3     News Release
State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.
June 27, 2006
Two news release were disseminated through the facilities of CCN Matthews and Business Wire and to The Toronto Stock Exchange.
Item 4     Summary of Material Change
Miramar Mining Corporation (“Miramar”) has entered into two underwriting agreements, as amended and restated, with respect to the following:
1.	a bought deal financing for the issuance of up to 19,200,000 common shares at a price of $4.17 per share for gross proceeds of $80,064,000 (the “Prospectus Offering”); and

2.	a bought deal private placement of up to 2,900,000 common shares to be issued as “flow-through” shares (each, a “Flow-Through Share”) at a price of $5.20 per Flow-Through Share for total gross proceeds of $15,080,000 (the “Private Placement”).
Item 5     Full Description of Material Change
Prospectus Offering
Miramar entered into an underwriting agreement dated June 26, 2006 with BMO Nesbitt Burns Inc. (“BMO”) in respect of the Prospectus Offering for the issuance of 19,200,000 common shares at a price of $4.17 per common share for gross proceeds of $80,064,000. On June 27, 2006, the Company entered into an amended and restated underwriting agreement with BMO, Paradigm Capital Inc, Dundee Securities Corporation, Canaccord Capital Corporation, RBC Dominion Securities Inc., National Bank Financial Inc. and Salman Partners Inc. (collectively, the “Underwriters”) in respect of the Prospectus Offering.

Miramar has filed a preliminary short form prospectus, as amended and restated, under the multi-jurisdictional disclosure system relating to the public offering of the 19.2 million common shares in the United States and Canada. The closing of the Prospectus Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals, and closing is expected to occur on or about July 12, 2006. Miramar plans to use the net proceeds of this financing towards advancement of the Hope Bay Project and for general corporate purposes.
Miramar has also agreed to grant the Underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the Prospectus Offering, to purchase up to an additional 2,880,000 common shares at a price of Cdn.$4.17 per common share. If the Underwriters fully exercise the over-allotment option, Miramar will receive additional gross proceeds of approximately Cdn.$12,009,600.
A preliminary short form prospectus relating to the securities has been filed with Canadian securities authorities, and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
Private Placement
Miramar also entered into an underwriting agreement dated June 26, 2006, as amended and restated on June 27, 2006, under which the underwriters of the Private Placement have agreed to purchase on a bought deal private placement basis and sell to qualified Canadian resident investors 2,900,000 common shares of Miramar to be issued as “flow-through shares” (each, a “Flow-Through Share”) at a price of Cdn$5.20 per Flow-Through Share for total gross proceeds to Miramar of Cdn$15,080,000.
In consideration for its services, the underwriters of the Private Placement will receive a cash commission equal to 5% of the gross proceeds raised under the Private Placement. Closing of the Private Placement is scheduled to occur on or about July 12, 2006. The Private Placement is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.
Miramar plans to use the gross proceeds of this financing towards exploration work to be conducted at the Hope Bay project.
Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.
Not applicable
Item 7     Omitted Information
Not applicable

Item 8     Executive Officer
Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.
Anthony P. Walsh, President & C.E.O.         Telephone: (604) 985-2572
Item 9     Date of Report
June 29, 2006